

10030150

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

APR 30 2010

Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADEWIRE SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1441 BRICKELL AVENUE
(No. and Street)

MIAMI	**FLORIDA**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDRE ARTMANN **212-982-8711**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **ALEXANDRE ARTMANN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TRADEWIRE SECURITIES, LLC** as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public 2/2/10


CARIDAD J. LOPEZ
MY COMMISSION #DD611424
EXPIRES: NOV 2, 2010
Bonded by 1st State Insurance

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Tradewire Securities, LLC

We have audited the accompanying statement of financial condition of Tradewire Securities, LLC (the "Company"), a wholly owned subsidiary of Tradewire Group Ltd., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradewire Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.



CERTIFIED PUBLIC ACCOUNTANTS

April 29, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	91,635
Receivable from clearing organizations, net		53,904
Deposits with clearing organizations		850,000
Accounts receivable		87,779
Furniture and equipment, net		9,323
Other assets		45,000
TOTAL ASSETS	$	1,137,641

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	430,234
Commitments (Note 8)		
Member's equity		707,407
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,137,641

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tradewire Securities, LLC (the "Company") is a limited liability company formed in Delaware on May 8, 2006. The Company is wholly owned by Tradewire Group Ltd., a Cayman Island company (the "Parent"). The Company conducts its operations in Miami, Florida, and Sao Paulo, Brazil.

The Company, a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 24, 2007, and is also a member of the National Futures Association. The Company began operations in September 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted the standard as amended by subsequent FASB standards beginning January 1, 2008, on a prospective basis, with respect to fair value measurements of assets and liabilities that are measured at fair value on a recurring basis (at least annually) in periods subsequent to initial recognition. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The remaining aspects of the fair value measurement standard were adopted prospectively beginning January 1, 2009 and did not have a material effect on the accompanying statement of financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)

On January 1, 2009, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's statement of financial condition.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on April 29, 2010.

Use of estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable (continued)

No allowance for uncollectible accounts has been provided since management believes that all such amounts are collectible.

Income taxes

The Company accounts for current and deferred income taxes and, when appropriate, deferred tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of all available evidence, it is more likely than not that some amount of the recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets.

NOTE 3. RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The receivable from clearing organizations consists of cash deposits held by the clearing organizations pursuant to the Company's agreements with clearing organizations.

NOTE 4. OFF-BALANCE SHEET AND CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors located primarily in South America. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 4. OFF-BALANCE SHEET AND CREDIT RISKS (CONTINUED)

Substantially all of the Company's amounts due from brokers and dealers are held at two clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

Substantially all of the Company's cash is held at two commercial banks in accounts that at times may exceed the federal insurance limit.

NOTE 5. ACCOUNTS PAYABLE

Accounts payable consisted of the following at December 31, 2009:

Operating expenses	$	242,622
Due to affiliate		187,612
Total	$	430,234

NOTE 6. INCOME TAXES

The Company is a single-member limited liability company and has made an election under the Internal Revenue Code to be taxed as a corporation. For the year ended December 31, 2009, the Company had taxable income; however, no tax provision was necessary since the Company has carryforward net operating losses ("NOL"). The residual NOL carryforwards expire by December 31, 2028.

The NOL carryforward of approximately $886,000 may be used to offset future taxable income. The Company has recorded a deferred tax asset of approximately $354,000 related to NOL carryforwards. However, a valuation allowance in the amount of $354,000 was also recorded due to the uncertainty of their ultimate realization.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, the Company is subject to U.S. federal and state income tax examinations by tax authorities for 2006, 2007, 2008 and 2009.

NOTE 7. RELATED PARTY TRANSACTIONS

In accordance with a service agreement between the Company and an entity also owned by the Parent, the costs of all professional and administrative staff, facilities and services, and regulatory and other expenses necessary to conduct the Company's broker-dealer operations are paid by the affiliate. The Company reimburses the affiliate for its expenses. The total amount to be reimbursed for the year ended December 31, 2009, was $504,561, of which $187,612 was payable at December 31, 2009.

NOTE 8. COMMITMENTS

The Company leases office space and equipment under operating leases that expire at varying dates through September 2012. The office lease contains provisions for future rent increases.

Future minimum rental payments required as of December 31, 2009, are as follows:

Year ending December 31:	
2010	$ 184,870
2011	190,416
2012	129,458
	$ 504,744

Referral fees

Under customer account referral agreements, the Company is required to pay ongoing referral fees to agents in connection with customer introductions, based on trading activity and other services provided. During 2009, fees totaling approximately $1,500,000 were paid for such referrals.

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company had net capital of $565,305, which was in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1 as of December 31, 2009.

The Company is also subject to the CFTC's minimum financial requirements, which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2009, the Company's net capital of $565,305 exceeded the minimum net capital required under Regulation 1.17 of $45,000.